EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on its Series 24 and Series 25 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, June 01, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM) today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 24 (“Series 24 Shares”) (TSX: BAM.PR.R) for the five years commencing July 1, 2021 and ending June 30, 2026, and also determined the quarterly dividend on its floating rate Cumulative Class A Preference Shares, Series 25 (“Series 25 Shares”) (TSX: BAM.PR.S).

If declared, the fixed quarterly dividends on the Series 24 Shares during the five years commencing July 1, 2021 will be paid at an annual rate of 3.237% ($0.2023125 per share per quarter).

Holders of Series 24 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on June 15, 2021, to convert all or part of their Series 24 Shares, on a one-for-one basis, into Series 25 Shares, effective June 30, 2021. The quarterly floating rate dividends on the Series 25 Shares will be paid at an annual rate, calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the July 1, 2021 to September 30, 2021 dividend period will be 0.6072% (2.409% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.1518 per share, payable on September 30, 2021.

Holders of Series 25 Shares also have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on June 15, 2021, to convert all or part of their Series 25 Shares, on a one-for-one basis, into Series 24 Shares, effective June 30, 2021. Holders of the Series 25 Shares who elect to convert their shares by the conversion deadline will receive Series 24 Shares, effective June 30, 2021 and will be entitled to receive, if declared, the fixed-rate dividend as described above.

Holders of Series 24 Shares are not required to elect to convert all or any part of their Series 24 Shares into Series 25 Shares and holders of Series 25 Shares are not required to elect to convert all or any part of their Series 25 Shares into Series 24 Shares.

As provided in the share conditions of the Series 24 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 24 Shares outstanding after June 30, 2021, all remaining Series 24 Shares will be automatically converted into Series 25 Shares on a one-for-one basis effective June 30, 2021; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 25 Shares outstanding after June 30, 2021, no Series 24 Shares will be permitted to be converted into Series 25 Shares. There are currently 9,278,894 Series 24 Shares outstanding.

Similarly, as provided in the share conditions of the Series 25 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 25 Shares outstanding after June 30, 2021, all remaining Series 25 Shares will be automatically converted into Series 24 Shares on a one-for-one basis effective June 30, 2021; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 24 Shares outstanding after June 30, 2021, no Series 25 Shares will be permitted to be converted into Series 24 Shares. There are currently 1,529,133 Series 25 Shares outstanding.

Brookfield Asset Management Inc.
Brookfield Asset Management is a leading global alternative asset manager with over US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com